Exhibit 99.6

Project number: 2396

Québec, February 28, 2014

To:

Securities Regulatory Authorities

B. C. Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

L’Autorité des marchés financiers

Nova Scotia Securities Commission

New Brunswick Securities Commission

Prince Edward Island Securities Office

Office of the Superintendent of Securities,

Government of Newfoundland and Labrador

Toronto Stock Exchange

CONSENT of AUTHOR

I, Pierre Roy, do hereby consent to the public filing of the amended and restated technical report titled “Preliminary Economic Assessment for the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario” and dated February 28, 2014 (the “Technical Report”), and to the filing of the Technical Report with any securities regulatory authorities, by Rubicon Minerals Corporation (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated June 25, 2013 (the “Disclosure”).

I certify that I have read the Disclosure filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 28th day of February, 2014.

Pierre Roy “signed and sealed”
Pierre Roy, PEng
Senior Metallurgist

Soutex Inc.

Mineral and Metallurgical Processing Consultants

357 Jackson, Québec, Qc, G1N 4C4, Canada

Tel. : +1 418 871 2455 www.soutex.ca